

December 16, 2016

Thomas Surgent
Chief Compliance Officer
Highland Capital Management, L.P.
300 Crescent Court, Suite 700
Dallas, TX 75201

> **Re: RAIT Financial Trust**
> **Schedule 13D filed October 7, 2016 by Highland Global Allocation Fund,**
>   **Highland Small-Cap Equity Fund, Highland Capital Management Fund**
>   **Advisors, L.P., Standard Advisors XVI, Inc., NexPoint Real Estate**
>   **Strategies Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC,**
>   **Highland Select Equity Master Fund, L.P., Highland Select Equity Fund**
>   **GP, L.P., Highland Select Equity GP, LLC, Highland Capital**
>   **Management, L.P., Strand Advisors, Inc. and James D. Dondero**
> **Amendments filed on November 10, 2016 and December 5, 2016**
> **File No. 005-53667**

Dear Mr. Surgent:

We have reviewed the above-captioned filings and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand your disclosure.

Please respond to this letter by amending the Schedule 13D and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please explain why in a response.

After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

General

1. Some of the statements and representations contained within the above-captioned filings that have not been specifically requested by the line item disclosure requirements within Schedule 13D may constitute a solicitation within the meaning of Rule 14a-1(1)(1)(iii) of Regulation 14A. Please provide us with a brief legal analysis that explains what consideration was given to the application of Section 14(a) and Rule 14a-3(a) thereunder when the referenced beneficial ownership reports were filed.

2. To the extent that the statements and representations which were not expressly required to be included by a specific line item requirement within Schedule 13D, and constitute a solicitation within the meaning of Rule 14a-1(l)(1)(iii) of Regulation 14A, please be advised that each statement or assertion of opinion or belief made in your filing must be characterized as such and be supported by a reasonable factual basis that is self-evident disclosed in the materials, or provided to the staff on a supplemental basis. In addition, the statements made also must be factually correct in order to comply with Rule 14a-9. Please provide supplemental support for the following statements:

<u>Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed November 10, 2016</u>
- that "[m]anagement and the Board of RAIT, however, have repeatedly declined to engage with [you] regarding [y]our proposals." It has come to our attention that members of RAIT's Board of Trustees may have engaged with representatives of the Highland Group via email and telephonic conversations;
- the Board's "poorly-executed disposition of the Company's holdings in IRT…,"
- the Board's "poor execution of the Internalization;"
- "the Board must have been aware of the potential pressure on IRT's stock given the massive dilutive offering undertaken by IRT needed to effect the Internalization;"
- "…there was at least $15 million of permanent value destruction to the Company;"
- "[w]e estimate the company would realize at least 50% synergies over the course of 12-18 months and reduce the currently outsized G&A to less than ~$25 million…These resulting synergies will increase pro forma CAD by at least 20%;"
- "the Company's share price could be worth ~ $6 per share in 12–18 months following the closing of a transaction…we believe these measures would normalize the Company's debt and equity cost of capital while reducing leverage to industry norms;"
- "under the direction of NextPoint, [RAIT] could be worth $6 per share in 18 months;"
- "[you] are offering this proposal as a viable alternative to the Company's current path, which has persistently been a drag on RAIT's relative total returns;"
- "[y]our proposal represents a unique opportunity to create compelling and certain value for RAIT's shareholders;" and
- "RAIT will be better positioned to provide an enhanced value proposition…."

<u>Exhibit 99.1 of Amendment No. 2 to Schedule 13D filed December 5, 2016</u>
- Assertion that Mr. Davidson is the "Company's new CEO" given that RAIT's September 27, 2016 announcement of Mr. Davidson becoming the CEO upon closing of the Independence Realty Trust, Inc. transaction, which had yet to be closed;
- Representation that "RAIT's shareholders will benefit by (i) realizing significant CAD accretion through cost reductions and NexPoint's existing infrastructure that could result in increased dividends and a higher common stock share price;"
- Conclusion that "RAIT's shareholders will benefit by…an infusion of capital at a premium which can be accretively invested by a new management team;"
- Determination that your proposal will "create compelling and certain value for RAIT's shareholder[s];" and
- Apparently unsupported assumption that under your proposal, "the Company will be better positioned to provide an enhanced value proposition going forward."

3. Please confirm that future beneficial ownership reports or proxy solicitation filings will avoid the issuance of statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or improper conduct, without factual foundation. We note, as examples only, the following statements:

   Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed November 10, 2016
   - "[i]t appears the lack of transparency around a go forward business plan" and

   Exhibit 99.1 of Amendment No. 2 to Schedule 13D filed December 5, 2016
   - "the Board's lack of engagement on our specific proposals,"
   - "given RAIT's own failure to succinctly describe a plan for the business,"
   - that the amendments to the Bylaws were "specifically designed to disenfranchised shareholders,"
   - "independent board members continue to…approve measures to further entrench management," and
   - the ostensible attestation that RAIT is currently on an "unsustainable path."

4. Highland proposed a transaction with RAIT that contemplates that RAIT would be merged into a newly-formed vehicle that would be externally managed. In addition, Highland has suggested the replacement of the current management of RAIT, and other apparent plans or proposals that implicate Item 4 of Schedule 13D such as the right to designate a board member of RAIT. Advise us, with a view toward revised disclosure under Item 4 of Schedule 13D, what consideration has been given to amending the disclosure beneath Item 4 to reflect these proposals. Refer to Section 13(d)(2) and Rule 13d-2(a) thereunder which together require that the beneficial ownership report be promptly amended to reflect a material change in the facts previously set forth therein.

   We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any questions regarding our comments.

                              Sincerely,

                              /s/ Nicholas P. Panos

                              Nicholas P. Panos
                              Senior Special Counsel
                              Office of Mergers and Acquisitions